Filed Pursuant to Rule 253(g)(2)
File No. 024-12108

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 7 DATED JUNE 22, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Runway Lakes Land Partners LLC

On June 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Runaway Lakes Land Partners LLC (the “Runaway Lakes Controlled Subsidiary”), for an initial purchase price of $17,514,000, which was the initial stated value of our equity interest in the Runaway Lakes Controlled Subsidiary (the “Initial Runaway Lakes Investment”). The Runaway Lakes Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 454 units located at 31790 US Highway 19, Palm Harbor, FL (the “Twin Lakes Property”) and 4701 88th Avenue North, Pinellas Park, FL (the “Runway Bay Property”). Details of the acquisition can be found here.

The Twin Lakes Property was acquired for a purchase price of approximately $38,600,000.

To finance the acquisition of the Twin Lakes Property, a $28,309,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81% per annum, with five years interest-only, was provided by Newmark Knight Frank – Freddie Mac (the “Twin Lakes Senior Loan”).

The initial business plan for the Twin Lakes Property called for common area and unit improvements, including stainless steel appliances, vinyl flooring, new cabinet faces, kitchen backsplash, quartz countertops, new light fixtures, and 2” blinds, as well as exterior renovations such as exterior painting, landscaping, fitness center improvements, and a light clubhouse refresh.  Approximately 48% of total units have been renovated and the clubhouse refresh completed. There are approximately 81 more units to be renovated over the next 4 years.

On June 1, 2023, Berkeley Point Capital LLC / Freddie Mac provided a $9,094,000 supplemental loan with a 7.02% fixed interest rate and approximately 13 months interest-only (the “Twin Lakes Supplemental Loan”), bringing, the combined loan balance to $37,403,000 and the combined loan-to-value ratio to approximately 59.2%. The appraised value of $63,200,000 represents a 63.7% increase in value compared to the $38,600,000 purchase price.

The Runaway Bay Property was acquired for a purchase price of approximately $25,150,000.

To finance the acquisition of the Runaway Bay Property, a $18,939,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81% per annum, with five years interest-only was provided by Newmark Knight Frank – Freddie Mac (the “Runaway Bay Senior Loan”).

The initial business plan called for common area and unit improvements, including faux stainless steel appliances, new cabinet faces, new laminate countertops, new lighting fixtures, vinyl flooring, and 2” blinds as well as exterior renovations of a light clubhouse refresh, fitness center improvements, exterior pressure wash, and landscaping. Seventy seven units remain to be renovated and are expected to be completed in the next four years.

On June 1, 2023, Berkeley Point Capital LLC / Freddie Mac provided a $8,183,000 supplemental loan with a 7.02% fixed interest rate and approximately 13 months interest-only (the “Runaway Bay Supplemental Loan”), bringing, the combined loan balance to $27,122,000 and the combined loan-to-value ratio to approximately 61.2%. The appraised value of $44,300,000 represents a 76.1% increase in value compared to the $25,150,000 purchase price.

In connection with the closing of the Twin Lakes and Runaway Bay Supplemental Loans, we received a cash distribution from the Runaway Lakes Controlled Subsidiary of approximately $14,438,000.